UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

5 Ha’solelim Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Greg Kunkel
Check Point Software Technologies	Check Point Software Technologies
+1 650.628.2040	+1 650.628.2070
ir@us.checkpoint.com	press@us.checkpoint.com

CHECK POINT SOFTWARE REPORTS RECORD
FOURTH QUARTER AND FISCAL YEAR 2008 FINANCIAL RESULTS

Fiscal Year 2008:
Revenue: $808.5 million – 11% increase year over year
Operating Income Non-GAAP: $425.8 – 15% increase year over year
EPS Non-GAAP: $1.78 – 12% increase year over year
Deferred Revenues: $330.8 million – 21% increase year over year
Cash Flow from Operations: $429.9 million – 16% increase year over year

REDWOOD CITY, Calif., – January 27, 2009 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the fourth quarter and fiscal year ended December 31, 2008.

“Our financial results for the year continued to underscore the success of our Total Security strategy. This was an all time record quarter and fiscal year for Check Point,” said Gil Shwed, chairman and chief executive officer at Check Point. “As a result of the technology leadership of our products and the great work of our teams worldwide, we were able to achieve revenue growth of 11 percent to $808 million and non-GAAP operating income growth of 15 percent to $426 million.”

Financial Highlights for the Fourth Quarter Ended December 31, 2008:

—	Total Revenues: $217.6 million, compared to $206.7 million in the fourth quarter of 2007.

—	Operating Income: GAAP operating income was $103.7 million, or 48 percent of revenues, compared to $88.2 million, or 43 percent of revenues in the fourth quarter of 2007.

Non-GAAP operating income was $120.7 million, or 55 percent of revenues, compared to $107.4 million, or 52 percent of revenues in the fourth quarter of 2007.

—	Net Income: GAAP net income was $86.5 million compared to $87.9 million in the fourth quarter of 2007. Non-GAAP net income was $105.6 million compared to $102.5 million in the fourth quarter of 2007.

—	Earnings per Diluted Share (EPS): GAAP EPS was $0.41 compared to $0.39 in the fourth quarter of 2007. Non-GAAP EPS was $0.50 compared to $0.46 in the fourth quarter of 2007.

—	Deferred Revenues: $330.8 million, which represented an increase of $57.1 million, or 21 percent, compared to deferred revenues of $273.7 as of December 31, 2007.

—	Share Repurchase Program: During the fourth quarter of 2008, Check Point repurchased approximately 3.4 million shares at a total cost of $66.7 million.

“During the course of the year we continued to experience good performance from all geographies, including the United States and Europe. The investments we have made in emerging markets began to pay off as we realized over 20 percent growth in Asia and Eastern Europe and over 40 percent growth in Latin America and the Middle East,” said Shwed. “We continued to demonstrate our operational discipline by completing 2008 with record operating margins (Non-GAAP) of 53 percent for the full year and 55 percent in the fourth quarter.”

Financial Highlights for the Year Ended December 31, 2008

—	Revenues: $808.5 million, an increase of 11 percent compared to $730.9 million in 2007.

—	Operating Income: GAAP operating income was $356.5 million, or 44 percent of revenues, compared to $279.6 million, or 38 percent of revenues in 2007.

Non-GAAP operating income grew by 15 percent and was $425.8 million, or 53 percent of revenues, compared to $370.6 million, or 51 percent of revenues in 2007.

—	Net Income: GAAP net income was $324.0 million, an increase of 15 percent, compared to $281.1 million in 2007.
Non-GAAP net income was $386.0 million, an increase of 8 percent compared to $358.7 in 2007.

—	Earnings per Diluted Share (EPS): GAAP EPS was $1.50, an increase of 20 percent, compared to $1.25 in 2007. Non-GAAP EPS was $1.78, an increase of 12 percent, compared to $1.59 in 2007.

—	Cash Flow: Cash flow from operations was $429.9 million, an increase of 16 percent, compared to $371.6 million in 2007.

—	Cash and Investments Balance: $1.444 billion as of December 31, 2008 compared to $1.242 billion in 2007.

—	Share Repurchase Program: During 2008, Check Point repurchased approximately 10.9 million shares at an approximate total cost of $239.5 million of the 2008 and the 2007 plans approved by the board. There is approximately $233.7 million remaining of the $400 million authorized under Check Point’s share repurchase program in 2008.

For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of Non-GAAP to GAAP Financial Information.”

Check Point Total Security
In 2008 we launched our Total Security strategy that combines network, data and endpoint protections into a unified security architecture to deliver uncompromised security: a unified line of gateways, a single agent ensures endpoint security, and a single management console all designed to provide a standardized and efficient security infrastructure to improve security, reduce complexity and ultimately lower total cost of ownership.

Expanded Security Appliance lines
In addition, we expanded our network security appliance solutions with the introduction of five new models of the UTM-1 line of security appliances, and a new line of Power-1 high end security appliances that set a new mark for price/performance at a cost of less than $4/Mbps.

Innovation in End Point Security
Finally, we introduced and shipped the industry’s first and only single agent for endpoint security that includes a personal firewall, remote-access VPN, anti-virus/anti-spyware, media/port security, and data security utilizing our market leading full disk encryption. Our security architecture can be scaled to businesses of any size and is managed with Check Point’s market leading SmartCenter management solutions.

Nokia’s Security Appliance Business Proposed Acquisition
During the fourth quarter we announced an agreement to further expand our network security appliance line with the proposed acquisition of Nokia’s Enterprise Security Business. Over the last decade, Nokia has partnered with Check Point by providing a hardware platform (appliance) that runs Check Point security software. Nokia’s appliances have been utilized by 85% of the Fortune 500 companies. 220,000 Nokia appliances have been installed with over 23,000 customers worldwide. Nokia decided to exit the enterprise market segment, and we are pleased to have the opportunity to acquire the security appliance part of Nokia’s business. Once the acquisition is completed, Check Point expects to be able to provide customers with an expanded line of integrated gateway solutions, with a single source for development, delivery and service. The acquisition is expected to close in the first quarter of 2009.

Concluded Shwed, “I’d like to thank our customers, partners and employees for the great results we generated in 2008 despite the challenging economic environment. While it’s hard to predict the effect of the economy on our market, we will continue to invest and innovate. We are starting 2009 with an even more exciting technology roadmap that we believe will revolutionize the security market and extend the reach of our Total Security vision.”

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on January 27, 2009 at 8:30 AM ET/5:30 AM PT. To listen to the live webcast, please visit Check Point’s website at http://www.checkpoint.com/ir. A replay of the conference call will be available through February 10, 2009 at the company’s website http://www.checkpoint.com/ir or by telephone at +1.201.612.7415, replay ID number 308697.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is the leader in securing the Internet. Check Point offers total security solutions featuring a unified gateway, single endpoint agent and single management architecture, customized to fit customers’ dynamic business needs. This combination is unique and is a result of our leadership and innovation in the enterprise firewall, personal firewall/endpoint, data security and VPN markets.

Check Point’s pure focus is on information security. Through its NGX platform, Check Point delivers a unified security architecture to protect business communications and resources, including corporate networks and applications, remote employees, branch offices and partner extranets. The company also offers market-leading endpoint and data security solutions with Check Point Endpoint Security products, protecting and encrypting sensitive corporate information stored on PCs and other mobile computing devices. Check Point’s award-winning ZoneAlarm solutions protect millions of consumer PCs from hackers, spyware and identity theft. Check Point solutions are sold, integrated and serviced by a network of Check Point partners around the world and its customers include 100 percent of Fortune 100 companies and tens of thousands of businesses and organizations of all sizes.

©2003–2009 Check Point Software Technologies Ltd. All rights reserved.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges recorded in accordance with SFAS 123R, acquired in-process R&D expense (related to the Protect Data acquisition), amortization of intangible assets (related to the acquisitions of Zone Labs, NFR & Protect Data), other than temporary impairment of marketable securities in accordance with SFAS 115, and the related tax affect. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management”, and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

Safe Harbor Regarding Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, but not limited to, statements related to our plans to further increase the breadth of our security solutions portfolio, and to continue delivering products based on our unified security architecture; our plan to continue to innovate and deliver products to address our customers’ security requirements – at every size of organization worldwide; and our expectations regarding our proposed acquisition of the security appliance part of Nokia’s business, including our expectations with respect to the closing of the acquisition and our expectations for the business once the acquisition is completed. Because these statements pertain to future events they are subject to various risks and uncertainties, actual results could differ materially from Check Point’s current expectations and beliefs.  Factors that could cause or contribute to such differences include, but are not limited to: Check Point’s development and delivery of its security products; general market conditions in the Check Point’s industry; economic and political uncertainties; the impact of political changes and weaknesses in various regions of the world, including  hostilities or acts of terrorism in Israel, where Check Point’s international headquarters are based; inclusion of network security functionality in third-party hardware or system software; any foreseen and unforeseen developmental or technological difficulties with regard to Check Point’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; rapid technological advances and changes in customer requirements to which Check Point is unable to respond expeditiously, if at all; a shift in demand for products such as Check Point’s; factors affecting third parties with which Check Point has formed business alliances; the timely availability and customer acceptance of Check Point’s new and existing products; in connection with Check Point’s proposed acquisition of Nokia’s security appliance business, the inability to obtain necessary regulatory approval or to obtain them on acceptable terms, or the inability of the parties to satisfy the conditions to closing; the inability to integrate successfully Nokia’s security appliance business within Check Point or to realize synergies from such integration; costs related to the acquisition of Nokia’s security appliance business; and the economic environment of the industries in which Check Point and Nokia’s security appliance business operate. The forward-looking statements contained in this press release are subject to other factors and risks, including those discussed in Check Point’s Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update these forward-looking statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(audited)

Revenues:
Products and licenses	$94,040	$93,529	$338,317	$309,785
Software updates,
maintenance and services	123,527	113,175	470,173	421,092

Total revenues	217,567	206,704	808,490	730,877

Operating expenses:
Cost of products and licenses	11,889	9,778	40,842	30,276
Cost of software updates,
maintenance and services	6,421	6,695	27,213	24,301
Amortization of technology	5,800	7,154	24,554	27,724

Total cost of revenues	24,110	23,627	92,609	82,301

Research and development	21,867	21,454	91,629	80,982
Selling and marketing	53,395	57,638	214,439	217,491
General and administrative	14,448	15,768	53,313	53,527
Acquired in process
research and development	-	-	-	17,000

Total operating expenses	113,820	118,487	451,990	451,301

Operating income	103,747	88,217	356,500	279,576
Financial income, net	10,525	13,443	47,973	49,725
Other than temporary Impairment*	(8,933)	-	(11,221)	-

Income before income taxes	105,339	101,660	393,252	329,301
Taxes on income	18,865	13,743	69,286	48,237

Net income	$86,474	$87,917	$323,966	$281,064

Earnings per share (basic)	$0.41	$0.40	$1.51	$1.26

Number of shares used in computing
earnings per share (basic)	211,731	220,132	214,361	222,548

Earnings per share (diluted)	$0.41	$0.39	$1.50	$1.25

Number of shares used in computing
earnings per share (diluted)	212,874	222,993	216,668	225,442

* Year ended December 31, 2008 and the three months ended December 31, 2008 include non cash write down of $ 11.2 million and $8.9 million respectively, of our marketable securities in accordance with SFAS 115.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL INFORMATION
(In thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$103,747	$88,217	$356,500	$279,576
Stock-based compensation (1)	8,014	8,827	32,327	34,052
Amortization of intangible assets (2)	8,893	10,338	36,982	39,984
Acquired in process research and
development	-	-	-	17,000

Non-GAAP operating income	$120,654	$107,382	$425,809	$370,612

GAAP net income	$86,474	$87,917	$323,966	$281,064
Stock-based compensation (1)	8,014	8,827	32,327	34,052
Amortization of intangible assets (2)	8,893	10,338	36,982	39,984
Acquired in process research and
development (3)	-	-	-	17,000
Other than temporary impairment of
marketable securities (4)	8,933	-	11,221	-
Taxes on stock-based compensation,
amortization of intangible assets and
other than temporary impairment (5)	(6,673)	(4,576)	(18,540)	(13,358)

Non-GAAP net income	$105,641	$102,506	$385,956	$358,742

GAAP Earnings per share (diluted)	$0.41	$0.39	$1.50	$1.25
Stock-based compensation (1)	0.04	0.04	0.15	0.15
Amortization of intangible assets (2)	0.04	0.05	0.17	0.18
Acquired in process research and
development (3)	-	-	-	0.07
Other than temporary impairment of
marketable securities (4)	0.04	-	0.05	-
Taxes on stock-based compensation,
amortization of intangible assets and
other than temporary impairment (5)	(0.03)	(0.02)	(0.09)	(0.06)

Non-GAAP Earnings per share (diluted)	$0.50	$0.46	$1.78	$1.59

Number of shares used in computing
Non-GAAP earnings per share (diluted)	212,874	222,993	216,668	225,442

(1) Stock-based compensation:
Cost of products and licenses	$6	$14	$48	$65
Cost of software updates,
maintenance and services	174	197	684	668
Research and development	1,372	1,014	5,037	4,309
Selling and marketing	993	1,973	6,855	8,780
General and administrative	5,469	5,629	19,703	20,230

	8,014	8,827	32,327	34,052

(2) Amortization of intangible assets:
Cost of products and licenses	5,800	7,154	24,554	27,724
Selling and marketing	3,093	3,184	12,428	12,260

	8,893	10,338	36,982	39,984

(3) Acquired in process research and
development	-	-	-	17,000

(4) Other than temporary impairment*
Financial income, net	8,933	-	11,221	-

(5) Taxes on stock-based
compensation, amortization of
intangible assets and other than
temporary impairment	(6,673)	(4,576)	(18,540)	(13,358)

Total , net	$19,167	$14,589	$61,990	$77,678

* Year ended December 31, 2008 and the three months ended December 31, 2008 include non cash write down of $ 11.2 million and $8.9 million respectively, of our marketable securities in accordance with SFAS 115.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)
ASSETS

	December 31, 2008	December 31, 2007
	(unaudited)	(audited)

Current assets:
Cash and cash equivalents	$543,190	$509,664
Marketable securities and deposits	371,197	332,355
Trade receivables, net	251,771	201,515
Other current assets	28,372	21,595

Total current assets	1,194,530	1,065,129

Long-term assets:
Marketable securities	529,445	399,490
Property, plant and equipment, net	56,435	56,947
Severance pay fund	5,817	9,302
Deferred income taxes, net	19,003	14,920
Intangible assets, net	123,151	160,133
Goodwill	664,602	664,910
Other assets	633	636

Total long-term assets	1,399,086	1,306,338

Total assets	$2,593,616	$2,371,467

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Deferred revenues	$330,797	$273,693
Trade payables and other accrued liabilities	112,556	116,406

Total current liabilities	443,353	390,099

Income tax accrual	101,230	78,545
Deferred tax liability, net	22,225	31,465
Accrued severance pay	10,943	14,403

Total liabilities	577,751	514,512

Shareholders' equity:
Share capital	774	774
Additional paid-in capital	503,408	464,330
Treasury shares at cost	(1,105,250)	(907,022)
Accumulated other comprehensive income (loss)
	(4,673)	1,233
Retained earnings	2,621,606	2,297,640

Total shareholders' equity	2,015,865	1,856,955

Total liabilities and shareholders' equity	$2,593,616	$2,371,467

Total cash and cash equivalents and marketable
securities	$1,443,832	$1,241,509

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flow from operating activities:
Net income	$86,474	$87,917	$323,966	$281,064
Adjustments to reconcile net income to net cash provided by
operating activities:

Depreciation and amortization of property, plant and equipment	2,140	3,995	8,813	8,541
Other than temporary impairment	8,933	-	11,221	-
Acquisition of in-process research and development	-	-	-	17,000

Amortization of intangible assets	8,893	10,338	36,982	39,984
Stock-based compensation	8,014	8,827	32,327	34,052
Increase in trade and other receivables, net	(92,455)	(68,080)	(53,941)	(24,242)

Increase in deferred revenues, trade payables and other accrued
liabilities	72,098	65,467	97,478	48,246
Excess tax benefit from stock-based compensation	(3,459)	(6,828)	(13,019)	(6,828)
Deferred income taxes, net	(1,265)	(10,359)	(13,926)	(26,222)

Net cash provided by operating activities	89,373	91,277	429,901	371,595

Cash flow from investing activities:
Cash paid in conjunction with the acquisition of Protect Data, net	-	(456)	(9,042)	(594,964)
Investment in property, plant and equipment	(1,363)	(4,089)	(8,301)	(16,727)

Net cash used in investing activities	(1,363)	(4,545)	(17,343)	(611,691)

Cash flow from financing activities:

Proceeds from issuance of shares upon exercise of options	7,769	1,751	35,045	24,640
Purchase of treasury shares	(66,717)	(61,858)	(239,542)	(209,757)
Excess tax benefit from stock-based compensation	3,459	6,828	13,019	6,828

Net cash used in financing activities	(55,489)	(53,279)	(191,478)	(178,289)

Unrealized gain (loss) on marketable securities, net	10,067	3,227	(18,757)	9,956

Increase (decrease) in cash and cash equivalents, deposits and
marketable securities	42,588	36,680	202,323	(408,429)

Cash and cash equivalents, deposits and marketable securities
at the beginning of the period	1,401,244	1,204,829	1,241,509	1,649,938

Cash and cash equivalents, deposits and marketable securities
at the end of the period	$1,443,832	$1,241,509	$1,443,832	$1,241,509

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ Tal Payne —————————————— Tal Payne Chief Financial Officer

January 27, 2009